NEWS RELEASE	TSX Trading Symbol: BZA

Not for distribution to U.S. Newswire Services or for dissemination in the United States.

AMERICAN BONANZA ANNOUNCES PRIVATE PLACEMENT

May 11, 2006 - American Bonanza Gold Corp.(TSX: BZA) (“Bonanza”) is pleased to announce it has negotiated, subject to regulatory approval and formal documentation, a best-efforts private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) totaling up to $6,050,000. The private placement consists of up to 5,500,000 flow-through shares of Bonanza at a price of $0.55 per flow-through share, for gross proceeds of $3,025,000, and up to 5,500,000 units of Bonanza at a price of $0.55 per unit, for gross proceeds of $3,025,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents will be paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents will receive compensation warrants exercisable for non-flow-through common shares of the Bonanza equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants will be exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

All securities issued in connection with the private placement will be subject to a minimum four month hold period. The private placement is subject to the approval the TSX.

The proceeds from this financing will be used primarily to undertake a major drilling campaign to expand the known high grade gold resources at Bonanza’s 100% owned Copperstone located in Arizona and to undertake and continue with its extensive drilling program at its 100% owned Fenelon project located in Quebec.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.8 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Ascenta Capital Partners Inc.
Attention:      Bruce Korhonen
Toll free         1-866-684-4743 ext. 30
Email              bruce@ascentacapital.com